PAXTON ENERGY, INC.

M E M O R A N D U M

TO:	Jeffrey P. Riedler, Assistant Director
Mary K. Fraser, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission

FROM:	Robert Freiheit, Chief Executive Officer
Paxton Energy, Inc.

DATE:	March 19, 2007

RE:	Paxton Energy, Inc.
Registration Statement on Form SB-2
File No. 333-136399, filed December 19, 2006

We submit the responses below in reply to your comments by letter of January 23, 2007. We have also reviewed the disclosures and updated them as appropriate as well as making other revisions we deemed warranted. The filing contains updated financial statements as of and for the year ended December 31, 2006. In other instances, we have added disclosure in response to comments from state securities regulators.

In order to facilitate your review, we are also sending you duplicate paper copies of this amendment in which the margins bear numbered references to the adjacent responses to the correspondingly numbered comments below.

Prospectus Cover Page

1.           Under “Pink Sheet Quotations” on page 10, you indicate that Pink Sheets has discontinued the display of quotes for your securities on pinksheets.com until such time as you have an NASD market maker and are a reporting company with the SEC. Accordingly, it is inappropriate to include Pink Sheet price information for your stock on the cover page of this prospectus. Please delete the references to the Pink Sheets.

Response:	Disclosure revised, p. 1.

2.           Please expand the disclosure to disclose the fixed price at which the selling shareholders will offer the shares until such time as a market develops. We will not object if you also say that if a market develops, the selling shareholders will offer the shares at prevailing market prices. You should also revise the disclosure under “Determination of the Offering Price,” “Plan of Distribution” and elsewhere as may be appropriate.

Response:	Disclosure revised, pp. 1, 12, and 30.

____________________________________

2533 NORTH CARSON STREET – SUITE 6232	TELEPHONE: (916) 797-0207
www.paxtonenergyinc.com	CARSON CITY, NEVADA 89706	FACSIMILE: (916) 791-0289

PAXTON ENERGY, INC.

March 19, 2007	M E M O R A N D U M

Prospectus Summary – page 2

Overview – page 2

3.           Please refer to the table you added on page 2. Although the narrative disclosure preceding it states that it includes all of the wells you have participated in, we note that it does not include the McDermand well discussed in the paragraph that follows the table. Please revise it to include all of your interests.

Response:	Disclosure revised, p. 3.

4.           The “Status” column for the Cartwright No. 1 well states as follows: “Intermittent production; to be recompleted.” Please explain what this means.

Response:	Disclosure revised, p. 3.

5.	Please explain what “production testing” means.

Response:	Disclosure revised, p. 2.

6.           The “Status” column for the Cooke No. 4 well and the Cartwright No. 2 says that the wells are “Plugged and abandoned.” Please explain when and why they were plugged and abandoned.

Response:	Disclosure revised, p. 3.

7.           Please clarify, in the first paragraph on page 3, whether the 2,200 gross acres are on the Cooke Ranch field or adjacent to it.

Response:	Disclosure revised, p. 3.

8.           We have considered your response to comment 4. In it we requested that you include a brief summary of the details of your agreement(s) with Bayshore. Although the revised disclosure discusses the consideration you have paid to Bayshore to date, it does not contain the brief summary of the material provisions of your agreements with Bayshore that we requested. Instead, you included a cross reference to the “Business” section of the prospectus. Please revise the disclosure as we previously requested.

Response:	Disclosure expanded, pp. 3 and 4.

PAXTON ENERGY, INC.

March 19, 2007	M E M O R A N D U M

History and Corporate Information – page 3.

9.           We note the revised disclosure in the first paragraph of this section. Please include the date on which the investors obtained the controlling interest in your company and the date on which Mr. Freiheit was appointed to his current positions.

Response:	Disclosure expanded, p. 4.

Risk Factors – page 4

10.         Please refer to comment 6 in our last letter. We are unable to locate the risk factor addressing the limited trading in your stock. Please tell us where it is located or revise the registration statement to include it.

Response:	Risk factor added, p. 6.

Bayshore is the source of all of our energy investments to date, so we are dependent on its ability to select prospects and conduct exploration and, if warranted, development. – page 5

11.         In the first paragraph on page 3 you discuss an investment in a well operated by Howard Exploration. Please tell us whether Howard Exploration is an affiliate of Bayshore. If so, please revise the disclosure on page 3 to identify the relationship between Bayshore and Howard. If not, please revise and expand the disclosure on page 3 to discuss the material terms of your relationship with Howard and revise this risk factor to eliminate the suggestion that Bayshore is the source of all of your energy investments to date. We may have further comment.

Response:	Disclosure revised, pp. 3, 17, and 20.

Penny stock regulations may impose certain restrictions on marketability of our securities, which may cause an investor to lose some or all of its investment. – page 6

12.         Please revise the subheading of this risk factor to eliminate the word “may” the first time it appears, and replace it with the word “will.” Also replace the word “marketability” with the word “resales.”

Response:	Disclosure revised, p. 7.

13.         Please revise the first sentence in the body of the risk factor to indicate that a penny stock is a stock trading at less than $5.00/share that is also not traded on an exchange. We note that the disclosure provided on page 11 is accurate and we suggest that you revise this risk factor to summarize the information you have provided there.

Response:	Disclosure revised, p. 7.

PAXTON ENERGY, INC.

March 19, 2007	M E M O R A N D U M

Certain operational hazards for which we do not maintain insurance are inherent in the exploration, drilling, and production of oil and gas. – page 6

14.         Please explain what specific kinds of hazards are included in the term “operational hazards.” For example, are the hazards identified in the first sentence of the risk factor “usual hazards?” Please clarify whether operational hazards are the same or different than usual hazards.

Response:	Disclosure clarified, p. 8.

15.         Please revise the risk factor to specifically indicate what insurance, including the type and amount of the coverage, Bayshore is required to carry pursuant to your agreements with them. Please clarify whether you are an additional covered party on Bayshore’s insurance policies.

Response:	Disclosure expanded, p. 8.

16.         Please discuss the potential adverse consequences for the company and an investor if an event occurs that is not covered by Bayshore’s insurance, or if the expense exceeds the coverage.

Response:	Disclosure revised, p. 8.

Our results of operations as well as the carrying value of our oil and gas properties are substantially dependent upon the prices of oil and natural gas... – page 7

17.	Discuss how your lack of proven reserves has affected ability to obtain additional capital.

Response:	Disclosure revised, p. 9.

We have no proved reserves, and any further estimates we may make of quantities of proved oil and gas reserves ... – page 8

18.         Please expand the risk factor to explain when and how you will establish “proved reserves” on your properties. Also, explain what a “geological horizon” is.

Response:	Disclosure revised, p. 10.

Limited Market for Common Stock – page 12

19.         Please disclose the date on which the Pink Sheets stopped displaying quotes for your securities.

Response:	Detail added, p. 12.

PAXTON ENERGY, INC.

March 19, 2007	M E M O R A N D U M

Management’s Discussion and Analysis – page 12

Plan of Operations – page 13

20.         Please refer to your response to comment 9. The disclosure in the second paragraph on page 14 regarding your continuing obligations is still not clear. You say that you have a balance, as of the date of the prospectus, of approximately $107,000 for additional acquisitions. Please clarify whether this “balance” is a balance due or a credit. Also, it is unclear what you are trying to say in the last sentence of the second paragraph where you say that you “intend to limit increases in...oil and gas until and unless we have additional revenue from production.” If you do not intend to participate in additional wells, you should say so clearly.

Response:	Disclosure revised and clarified, pp. 15 and 16.

21.         Please clarify that the lease expansion program is the same program as the December 30, 2005 and March 1, 2006 agreements with Bayshore discussed on page 18.

Response:	Disclosure clarified, p. 21.

22.         We note that there was no discussion of your involvement in the McDermand well in your initial filing. In addition, there is no discussion of your current obligations with Howard Exploration. Please expand the discussion to address these matters and explain when and how you became involved with Howard, and what sort of future relationship you anticipate having with that entity.

Response:	Disclosure revised, p. 17.

23.         Please file your agreement with Howard Exploration as an exhibit to the registration statement and discuss the material terms in the “Business” section.

Response:	Disclosure revised, pp. 17 and 20.

Selling Securityholders – page 19

24.         Please refer to footnote 10. It is inappropriate to disclaim ownership of shares that have not been attributed to the named person in the table. Please revise the table to attribute to Mr. Freiheit the 1,082,108 shares he is disclaiming.

Response:	Footnote language and table figures corrected, pp. 28 and 29.

PAXTON ENERGY, INC.

March 19, 2007	M E M O R A N D U M

                25.         We note your disclosure that Empire Financial Group acted as a placement agent for your April 27, 2006 private placement and your response to prior comment 17. It does not appear that there is a reference to footnote (22) in the table itself. Also, in addition to stating that the shares were purchased in the ordinary course of business, if accurate, the footnote must also state that the selling shareholder does not have any agreements to distribute the shares. If the selling shareholder is unable to make both of these statements, it should be identified as an underwriter.

Response:	The reference in the table to footnote (22) is adjacent to the name of Michael Jacks and Bill Corbett. The footnote has been revised, p. 28.

Management – page 29

Rescinded Compensation to Robert Freiheit – page 31

26.         Please expand your disclosure to explain why it was determined that Mr. Freiheit was required to repay the $67,122.

Response:	Disclosure expanded, p. 34.

Executive Compensation – page 30

27.         Please update and revise the disclosure in this section to comply with the new Item 402 of Regulation S-B.

Response:	Disclosure revised, pp. 33 and 34.

Certain Relationships and Related Transactions – page 33

28.         Please update and revise the disclosure in this section to conform to the requirements of the new Item 404 of Regulation S-B.

Response:	Disclosure reviewed to conform to the requirements of new items 404 of Regulation S-B, pp. 36-40.

PAXTON ENERGY, INC.

March 19, 2007	M E M O R A N D U M

Financial Statements, page F-1

Notes to Financial Statements, page F-7

Note 1 – Organization and Summary of Significant Accounting Policies, page F-7

Oil and Gas Properties, page F-7

29.         We note your response to comment 23 and your revised disclosures. Please explain to us your consideration of whether this was a correction of an error and how you determined that a restatement footnote and dual dated audit report were not required. Refer to paragraph 12 of the AICPA auditing standard AU 420.

Response:

Management of the Company has revised the disclosures in the financial statements to show the change as a correction of an error. Additionally, the audit report has been adjusted to note the restatement. Dual dating of the audit report is no longer necessary because the registration statement now includes the 2006 financial statements. (Pages F-2, F-7, and F-8.)

Asset Retirement Obligation, page F-8

30.         We note that you have added a line item to the balance sheet for the asset retirement obligation. Given the fact that an asset retirement obligation should be recognized when an asset is first constructed or purchased, please tell us your consideration of whether this was a correction of an error. Please clarify in your disclosure the technique that was used to estimate the fair value of the liability. Also include the method that is used to measure changes in the liability due to the passage of time. Finally, in accordance with paragraph 22 of SFAS 143, please provide a reconciliation of the beginning and ending aggregate carrying amount of asset retirement obligations for the period ended September 30, 2006.

Response:

Management of the Company has revised the disclosures in the financial statements to show the change as a correction of an error. Additionally, the audit report has been adjusted to note the restatement. Management of the Company has revised the financial statements to clarify the disclosure on the valuation and accretion of the asset retirement obligation. See Note 4 to the financial statements. (Pages F-2, F-7, F-8, F-15, and F-16.)

PAXTON ENERGY, INC.

March 19, 2007	M E M O R A N D U M

Note 4 – Common Stock, page F-11

31.         We note your response to comment 24 and your revised disclosures. Please tell us your consideration of whether the revised market value for the 10,000,000 shares was the correction of an error.

Response:	Management of the Company has revised the disclosures in the financial statements to show the change as a correction of an error. (Pages F-2, F-7, and F-8.)

Interim Financial Statements (Unaudited)

Condensed Statements of Cash Flows, page F-20

32.         Please explain to us why you have classified the receivable from officer/stockholder as an investing activity. Include any references to the specific paragraphs within the applicable authoritative accounting literature that supports this treatment.

Response:

Management of the Company has reconsidered the classification of the change in the receivable from the officer/stockholder and concluded that it should have been presented as an operating activity, although with the collection of the receivable in November 2006, the net change in the receivable for the year ended December 31, 2006, is zero and is no longer an element of the statement of cash flows in 2006.

Exhibit 23.01

33.         In your next amendment, please ensure that the consent references the appropriate amendment to the SB-2.

Response:	The consent in this filing references this amendment to the SB-2.